

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2016

<u>Via E-mail</u>
Mr. Raymond S. Lopez
Chief Financial Officer
BBX Capital Corporation
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, FL 33301

> **Re: BBX Capital Corporation**
> **Schedule 13E-3**
> **Filed August 24, 2016 by BBX Capital Corporation,**
>   **BFC Financial Corporation, BBX Merger Subsidiary LLC,**
>   **John E. Abdo, Jarett S. Levan, Seth M. Wise, Raymond S. Lopez, and**
>   **Alan B. Levan**
> **File No. 005-43699**
>
> **BFC Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed August 24, 2016**
> **File No. 333-213282**

Dear Mr. Lopez:

    We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to these filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please file a form of proxy card and mark it as preliminary with your amended filing in accordance with Rule 14a-6 of Regulation 14A.

2. If any reports, opinions or appraisals were received by the filing persons in connection with the prior tender offer or proposed merger, please make the disclosures required by Item 1015 of Regulation M-A with respect thereto, or provide an analysis as to why you believe this is not necessary.

3. Please disclose all projections and forecasts that are materially related to the transaction, including without limitation those provided to the financial advisors.

4. We note that shareholders will not make their cash/stock election at the same time as the vote. Please advise us of the applicability of the tender offer rules to the cash election.

5. We note BFC filed a Schedule 13D/A on July 28, 2016 in connection with the merger agreement; however, we also note disclosure indicating that BFC engaged in multiple discussions with BBX Capital's board of directors, beginning in early May 2016, regarding its interest in pursuing the merger. Please tell us how you believe that BFC has complied with its obligations under Regulation 13D-G.

6. Please demonstrate how Messrs. Abdo, Wise and Jarett S. Levan have complied with Regulation 13D-G with respect to BFC, as applicable. We note in this regard that the cover of your most recent Form 10-K indicates that the Class B Common Stock is registered under Section 12(g). Please also demonstrate how Messrs. Abdo and Alan B. Levan have complied with Regulation 13D-G with respect to BBX Capital, as applicable.

Prospectus Cover Page

7. Please revise the legend to conform to the requirements of Exchange Act Rule 13e-3(e)(1)(iii).

Summary Term Sheet

Recommendations of BBX Capital's Special Committee and Board of Directors, page 5

8. Please revise here, and throughout, to clearly state whether the board of directors found the transaction substantively and procedurally fair to unaffiliated security holders, rather than "BBX Capital's shareholders." See Item 1014(a) of Regulation M-A. We note disclosure on pages 38 and 39.

Background of the Merger, page 31

9. We note that in April 2015, BFC completed a tender offer and purchased 4,771,221 shares of BBX Capital's Class A Common Stock, at a purchase price of $20.00 per share, thereby increasing its pecuniary interest in BBX Capital from approximately 52% to approximately 81% and its voting interest from approximately 74% to 90%. We also

note that BFC and the BBX Capital RSU Holders (members of the Purchaser Group) consummated a share exchange in September 2015, further increasing BFC's interest in BBX Capital. Please provide an analysis as to whether these transactions were a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood of producing the effects described in Exchange Act Rule 13e-3. Refer to General Instruction D of Schedule 13E-3.

Reasons for the Merger; Fairness of the Merger, page 38

10. We note that the BBX Capital special committee considered the $20.00 per share purchase price paid by BFC in its April 2015 tender offer, the 5.39 exchange ratio contemplated by the 2013 terminated merger agreement between BFC and BBX Capital, and BBX Capital's book value per share of $20.50 as of March 31, 2016. Please expand your disclosure to discuss how the board of directors considered this information in determining that the per share consideration constitutes fair value. See Instruction 2 to Item 1014 of Regulation M-A.

11. We note that BBX's special committee and the board of directors determined that the value realized in a liquidation may be significantly less than its value as a going concern. Please revise to disclose the basis for this determination. Refer to Question and Answer 20 of Exchange Act Release No. 34-17719.

12. Please disclose how BBX's special committee and board of directors considered historical market prices in evaluating fairness. See Instruction 2 to Item 1014 of Regulation M-A.

13. Please provide an analysis as to how BBX's special committee and board of directors considered going concern value in evaluating fairness. If the special committee and board of directors are relying on the fairness opinion analyses for this purpose, those analyses must be specifically adopted.

14. We note that several factors relate to superior proposals. Please disclose how these factors were taken into consideration, given the voting power held by BFC and its unwillingness to entertain third party offers.

Opinion of the Financial Advisor to BBX Capital's Special Committee, page 43

15. Please eliminate the statement in the first paragraph that shareholders should not rely on certain disclosures as having been made or adopted by BBX Capital or BFC.

16. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure made in the document. Please refer to the third paragraph, beginning on page 44, and the financial advisor's opinion filed as Annex B. Disclosure states that the advisor does not assume

Mr. Raymond S. Lopez
BBX Capital Corporation
September 20, 2016
Page 4

any responsibility with respect to data, material and other information furnished or otherwise made available to it, some of which was presumably used in performing its analyses. Please revise. We have the same concern with similar language appearing in the summary of financial presentation of Keefe, Bruyette & Woods, Inc.

17. Please eliminate, here and in the opinion itself, all statements that the opinion is directed "solely" to the special committee. We view these statements as inconsistent with the balance of the disclosure addressing fairness to shareholders.

Bluegreen Selected Public Companies Analysis, page 48

18. Please revise to further explain and quantify the factors considered in comparing Bluegreen to the chosen group of selected public companies.

Summary of Financial Presentation of Keefe, Bruyette & Woods, Inc…., page 57

19. Please disclose the method by which KBW was selected. See Item 1015(b)(3) of Regulation M-A.

20. Please disclose all compensation received or to be received as a result of the relationship between KBW or its affiliates and the subject company or its affiliates.   See Item 1015(b)(4) of Regulation M-A.

Financing of the Merger, page 63

21. Please revise to clarify how BFC will fund the transaction in the event BBX Capital shareholders maximize the cash election option. In doing so, please clarify whether any alternative financing arrangements or plans currently exist. If there are no such arrangements, please revise to so state. See Item 1007(b) of Regulation M-A.

Special Note Regarding Forward-Looking Statements, page 86

22. Please note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. See Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Questions and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please remove this reference.

Where you can find more information, page 151

23. We note the attempt to incorporate by reference information subsequently filed by BFC and BBX Capital. Please be advised that Exchange Act Rule 13e-3 does not permit forward incorporation by reference. Rather, the filing persons must promptly disseminate

disclosure of material changes to the information provided in a manner reasonably calculated to inform security holders. Refer to General Instruction F to Schedule 13E-3 and Rule 13e-3(f)(1)(iii). Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, Securities Exchange Act of 1934, and all applicable Exchange Act rules require. Since the subject company, its management, and any affiliate engaged in this transaction are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from each of the filing persons, including the subject company, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the filing person (including the subject company, as applicable) from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the filing person (including the subject company, as applicable) may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788 or David L. Orlic, Special Counsel, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Stephen K. Roddenberry, Esq.
       Akerman LLP